December 17, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:  Mark P. Shuman, Branch Chief - Legal

Re:	Wave Systems Corp.
Registration Statement on Form S-3
Filed November 17, 2014
File No. 333-200316

Dear Mr. Shuman:

We are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to Wave System Corp.’s (the “Company”) Form S-3, filed November 17, 2014 (the “Form S-3”), as contained in the letter, dated December 11, 2014 (the “Comment Letter”).

We have set forth each of the Staff’s comments below with the Company’s corresponding response and have numbered the items to correspond to the Comment Letter.

General

1.                                      Comment: We note that you relied upon General Instruction I.B.6 for purposes of selling up to $20 million of the securities registered on your prior Form S-3 declared effective September 12, 2013 (file no. 333-190539). You indicate on the cover page of the pending registration statement that you “have not offered any securities pursuant to General Instruction I.B.6 of Form S-3 during the 12 calendar months prior to and including the date of this prospectus other than $1,789,157 in primary offerings pursuant to the prospectus dated December 18, 2013 and $5,848,260 in offerings pursuant to the At the Market Sales Agreement with MLV & Co. LLC.” Please tell us how you calculated these amounts, as we note statements in your prospectus supplements filed on June 13, 2014 (file no. 333-190539) that appear potentially inconsistent. For example, the prospectus supplements indicate that you “utilized $20,000,000 in primary offerings [under your Form S-3 (file no. 333-190539)] through the date hereof,” and that, “As of June 11, 2014, [you] have sold 6,278,075 shares of [y]our Class A common stock under the Sales Agreement for aggregate gross proceeds of $6,596,925.” In this regard, please tell us the following:

•                                          The amount of each takedown pursuant to General Instruction I.B.6 made in the 12 months prior to and including the first anticipated sale under the pending registration statement; and

•                                          At each takedown, the amount remaining under General Instruction I.B.6 that could be sold, including how you computed the one-third of the aggregate market value limitation. Your response should include the number of voting and non-voting common equity shares held by non-affiliates and an explanation of how you computed the price of your common equity, including the date(s) of the stock price used.

Response:  We have provided a spreadsheet of the information requested by this comment #1 on a supplemental basis to the Staff.  The Company has sold an aggregate of $5,848,260 shares of Class A common stock pursuant to General Instruction I.B.6 in the 12 months prior to December 19, 2014 (the assumed effective date of the Form S-3), all of which were offerings pursuant to the Company’s At the Market Sales Agreement with MLV & Co. LLC (the 1,789,157 of primary shares sold on December 18, 2013 are excluded as they fall outside the 12-month lookback period).  These sales under General Instruction I.B.6 included an aggregate of $294,083 in December 2013 (from December 19, 2013 to December 31, 2013), $3,292,441 in January 2014, $1,239,033 in February 2014, $961,335 in March 2014 and $61,368 in May 2014.  The following amounts remained available under General Instructions I.B.6 as of the last trading day of these months: $8,258,583 (December 2013); $5,954,275 (January 2014); $5,974,592 (February 2014); $5,296,227 (March 2014); and $9,975,076 (May 2014).

The Company calculated the applicable one-third aggregate market value limitation by determining, as of the date of each take down, the product of: (1) the number of the Company’s shares of Class A common stock outstanding as of such date, excluding shares held by it affiliates (which, for the Company, included only shares held by its executive officers and directors), multiplied by (2) the highest closing price of the Company’s Class A common stock on the NASDAQ in the 60 days immediately preceding such date, by (3) 33%.

Please note the statement in the Company’s prospectus supplement from June 2014 that, as of June 11, 2014, the Company sold $6,596,925 in shares of Class A common stock under the Market Sales Agreement with MLV & Co. LLC is correct; it includes the $5,848,260 sold between December 2013 and May 2014 referenced above, together with $748,665 in shares sold between October 11, 2013 and November 7, 2013 (which fall outside the 12-month lookback period).

Also, please note that, on May 22, 2014, the Company achieved an aggregate market value of $75 million and the offering conducted by the Company pursuant to the prospectus supplement dated June 13, 2014 was not subject to the one-third aggregate market value limitation.

2.                                      Comment: Please also clearly disclose on your cover page how much of the $15 million that you are now registering is currently accessible, and consider expanding your disclosure to indicate that under General Instruction I.B.6 of Form S-3, you may sell no more than one-third of the aggregate market value of the voting and non-voting equity held by non-affiliates minus any amounts sold pursuant to Instruction I.B.6 within the 12 months prior to takedown.

Response:   We have added the disclosure requested by this comment #2 to the cover page of Amendment No. 1 of the Registration Statement on Form S-3 (No. 333-200316), which we have filed with the SEC as of the date hereof.

* * * * * *

Should members of the Staff have any questions or require any additional information, they should call the undersigned at 413-243-7008.

Sincerely,

/s/ Walter Shephard

Walter Shephard

cc:                                Katherine Wray